Filed by Old Second Bancorp, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Bancorp Financial, Inc.

Filer’s Commission File No.: 000-10537

Date: February 26, 2025

Transcript of

Old Second Bancorp, Inc.’s Investor Call on February 25, 2025

Related to the Proposed Business Combination with Bancorp Financial, Inc.

Participants

James Eccher - Chairman and CEO of Old Second Bancorp, Inc. & Old Second National Bank

Bradley Adams – EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

Gary Collins - Vice Chairman, Old Second Bancorp, Inc. & Old Second National Bank

Analysts

Terry McEvoy - Stephens, Inc.

Andrew Leischner - KBW

Nathan Race - Piper Sandler

David Long - Raymond James

Brian Martin – Janney

Presentation

Operator

Ladies and gentlemen, thank you for standing by. I'd like to introduce your host, Mr. James Eccher, Chairman, President and CEO for Old Second Bancorp. Sir, please begin.

James Eccher - Chairman and CEO of Old Second Bancorp, Inc. & Old Second National Bank

Thank you, and good morning. I would like to welcome everyone to our call, and I appreciate you taking the time to listen in. Joining me this morning is Brad Adams, our company's Chief Operating and Chief Financial Officer; and Gary Collins, our Vice Chairman.

This morning, Old Second and Evergreen issued a joint press release announcing the acquisition of Bancorp Financial, Inc., and its subsidiary Evergreen Bank Group.

Before we begin, I would like to remind everyone on the call that a copy of the release and the accompanying presentation can be found on our website and were filed on SEC Form 8-K this morning. The subject matter discussed in our call this morning and the related investor presentation will be addressed in filings with the SEC.

We urge you to read the materials as they become available, because they will contain important information. Information regarding the person who may, under the rules of the SEC to be considered participants in the solicitation of Bancorp financials shareholders in connection with the proposed transaction, will be set forth in proxy statement prospectus when it is filed with the SEC. For additional information about the merger and where to find it, please see the slide titled additional information and the related investor presentation.

In addition, we'd like to caution you that this call and the related investor presentation contains forward-looking statements about our expectations or predictions of future financial or business performance or conditions with respect to the proposed merger. Please refer to the cautionary note regarding forward-looking statements in the investor presentation for a description of the risks and uncertainties that could cause actual results to differ materially from those reflected in any forward-looking statements.

We are very excited to announce this morning a combination of Old Second and Evergreen. Importantly, as we start this off, I would like to welcome the Evergreen team members to Old Second. We believe we have a strong future together, and we look forward to working with you.

The opportunity to pursue this combination is particularly exciting for us because Evergreen is a franchise we have known and respected for a very long time. From its founding following a merger in the Western suburbs of Chicago, Darin Campbell, the CEO of Evergreen and his team have built a highly profitable franchise by concentrating on the business if they know best. They have built a best-in-class consumer lending franchise that has competed and won against some of the biggest and best banks in the country. We feel that Evergreen is the perfect partner in helping us diversify and grow our asset generation capability.

As many of you know, we have spent much of the last years following the acquisition of an unlevered deposit franchise focused on this goal. This transaction is an important step forward in continuing to build a better and more diversified lending franchise. It will improve our profitability and operating efficiencies by adding a strong risk-adjusted return lending franchise.

Darin Campbell, who led Evergreen, along with the executive management team and all of their employees have built a first-class organization that is extremely complementary to our organization with shared core values and commitments to all their stakeholders.

Upon the closing of the transaction, we expect to welcome Darin to our Board of Directors and our executive management team. I'm excited he has agreed to join the team and lead our consumer lending efforts. Darin is both an entrepreneur and a charismatic leader.

Shortly, Brad will run through the financial highlights of the transaction, but I'm extremely optimistic about our future as we believe this acquisition will be a catalyst for continued earnings and balance sheet growth. The combination will result in the balance sheet with substantially less interest rate sensitivity, driving both from the asset side and the liability side.

Closing of the transaction will result in higher funding costs for Old Second, but also substantially higher asset yields. I anticipate we will have opportunities in the future to improve profitability even beyond the levels illustrated in the presentation by acquiring additional deposit franchises in and adjacent to our markets. That will be a renewed focus going forward.

With that said, I'd like to move into the presentation. If you begin on Page 5 of the investor deck, you'll see a summary of why we believe the partnership between our two companies is so compelling. It will enhance our competitive position with complementary distribution in the western suburbs of Chicago. This transaction will improve an already exceptional profitability profile, despite the impact of recent interest rate cuts, most importantly, without changing who we are or negatively impacting the strength of the balance sheet.

On Slide 6, we walk through some of the reasons why we believe this transaction will deliver value to our shareholders of both companies, not the least of which is the familiarity of these two companies have with each other and the markets that we operate in.

Slide 7 through 10 provide an overview of Evergreen for those of you that may not be so familiar. Evergreen has been historically a very profitable and fast-growing company. In addition to providing full banking services in the Chicago market, Evergreen operates two national power sport lending divisions. Freedom Road Financial and Performance Finance that finance affinity motorcycles and off-road powersport products. Two-thirds of Evergreen's loan portfolio is comprised of these consumer power sport loans with December 2024 originations yielding 9.5%.

Unlike old second, Evergreen typically performs better in lower interest rate environments by maintaining comparatively high loan yields without adding duration as you can see on Slide 10. This business will be highly complementary to the strength of Old Second. We have found that asset quality has been remarkably predictable relative to other consumer lending asset classes, and the affinity nature of the lending drives outperformance. The end result is extremely attractive risk-adjusted returns in a business that we have long admired.

I'll now turn it over to Brad, who will provide some color on the financial implications of the transaction. Brad?

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

Thank you, Jim, and good morning, everybody. I'll present a few financial highlights of the merger and then turn it back over to Jim. This merger will result in pro forma old second ownership for Evergreen shareholders of approximately 15%. The overall economics to Old Second and the combined shareholder base are extremely compelling and are driven by the combination of two attractive franchises with different core strengths, obviously demonstrated by Old Second on the funding side and Evergreen on the asset side.

We view this transaction as an attractive use of a portion of our excess capital as we are using cash as the form of the consideration for a quarter of the total purchase price, furthering the financial benefits to our shareholders, while also maintaining a well-funded pro forma franchise. Aggregate consideration of approximately $197 million at a price of 1.31x tangible book. We are projecting Evergreen earns at a level near 75 to 80 basis points in 2025 and slightly better in '26 on very modest growth. Note this is below the level Evergreen has earned in the past and yield expansion already seen in the fourth quarter of 2024 supports this level of profitability.

What I can highlight is the expected significant shareholder value created from this deal as referenced earlier. I'm excited to announce this transaction is estimated to be 16% EPS accretive to our shareholders based on conservative assumptions, while also improving all profitability metrics, increasing ROA by approximately 13 basis points and ROTCE by approximately 267 basis points when full implementation of cost saves achieved. You can see we are maintaining very strong capital ratios and liquidity at the pro forma entity.

On Slide 13, I'll quickly point out the complementary nature of the loan portfolios and how this merger will further our management team's focus on creating a balanced and diversified lending book. The added scale and profitability in all rate environments will also further position us to be an employer of choice in Chicago.

On Slide 14, I point out that we do anticipate some modest balance sheet restructuring, including the sale of certain securities and loans. This will lessen the reliance on higher cost funding and free up capital without sacrificing any profitability.

On Slide 15, I'd note that the earn back assumed on an unchanged interest rate environment is three years and the TCE ratio at closing is expected to be approximately 9.6%. This is still very high by our historical standards and it represents optionality for further investment opportunities or capital return.

As on a side, I would point out that if we were to find ourselves in a very different interest rate environment, this transaction would also look different. If say, for example, short interest rates were declined by 200 basis points from today's levels, leading to say a 125 ROA and a 175 ROA at Evergreen. The earn back to Old Second shareholders from today's transaction would be halved. That is obviously speculative, and the corresponding move exists in the other directions for higher interest rates, but I think it's helpful in understanding the natural interest rate hedge that exists here a hedge with neither a maturity date nor ongoing brokerage fees.

Our detailed due diligence process results in a high degree of comfort in our deal assumptions, including our ability to achieve an estimated 30% cost saves as reflected on Slide 17 without impacting the business. In summary, we feel great about the financial prospects of this transaction, along with the significant flexibility it will provide us in the future. We believe this opportunity provides excellent benefits to both groups of shareholders, particularly in the current interest rate environment.

I'd like to conclude my comments by offering that we evaluated this opportunity in the context in all opportunities that were in front of us to deploy capital. It's been no secret that Old Second has been stockpiling capital in recent years following our last acquisition.

I'd like to thank shareholders for their patience in that regard. It remains our belief that we would get a chance to invest that capital in an opportunity that would drive returns far in excess of the cost of carry. We believe this is such an opportunity, but not the only one.

Thank you all for joining the call today, and I'll turn it back over to Jim.

James Eccher - Chairman and CEO of Old Second Bancorp, Inc. & Old Second National Bank

Okay. Thanks, Brad. That concludes our prepared comments. So, I'll turn it over to the moderator, and we can open it up to questions.

Operator

Thank you. At this time, we will be conducting our question-and-answer session. [Operator Instructions]. Thank you. Our first question is coming from Jeff Rulis with D.A. Davidson. Your line is live.

Q: This is Ryan [indiscernible] on for Jeff Rulis today. If we can start with how the relationship came to be and whether this was negotiated or auctioned?

James Eccher - Chairman and CEO of Old Second Bancorp, Inc. & Old Second National Bank

Well, Ryan, as part of what we do as a management team is certainly look to be proactive, right on the M&A front looking for strategic relationships. It's something we formed over the years. We've long admired Evergreen Bank's niche business. Obviously, we'd love what it does for our asset sensitivity.

So, in short, it's just a cultivation of relationships over the years, and we're obviously thrilled to come together.

Q: Got it. Okay. And if we do see deal closed third quarter, do you have a targeted conversion date?

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

Q: Got it. Okay. And then just on the margin front, the projected impact. So, net of the planned balance sheet restructuring, I just want to get an idea of how you expect that to trend and where you think you'll add?

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

I don't expect this deal to be dilutive to our margin as reported in the fourth quarter by very much. Some of that will depend on what shakes out with interest rates over the next few months and what kind of execution we get on various trades. But plus or minus 5 to 10 basis points, it should look relatively the same.

And I think what's interesting here is that this transaction is obviously accretive to earnings as we project. It is not dilutive to margin and the marks are relatively modest based on things that we've been looking at over the last year, that's a relatively rare animal. And we're extremely excited to move forward with it.

Q: Okay. Got it. And if I could just sneak one more in. On Slide 10, looking at the net charge-off history, do you expect this loss history to be mirrored at Old Second, say, looks like an average of 1% charge-offs?

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

The nature of this business is going to continue as it is. Darin has proven that he knows how to run this business, and I don't expect it to change. So, I think that what we found is that there's a high degree of predictability here. And what we've offered in this slide is a proxy that shows what investors can expect and that is mainly the Fred data as it relates to other consumer, which is consumer lending ex credit cards. So that gives investors an idea of what this business looks like, and you can also see the corresponding yields.

The net result of that is an exceptionally attractive risk-adjusted return profile. I don't expect anything to change, some investors may have questions on whether or not we expect losses or consumer lending being particularly scary at some point over the next two to three years, given where we are in a macro cycle. I honestly don't know if I really care. This isn't about timing perfection. This is about becoming a better asset origination with great risk-adjusted returns.

If we nail the timing, great. If we don't go, oh well. The combination with Evergreen makes us a better company, in my opinion.

Q: Okay. Thank you. That is off for me. I'll step back.

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

Thank you.

James Eccher - Chairman and CEO of Old Second Bancorp, Inc. & Old Second National Bank

Thank you.

Operator

Thank you. Our next question is coming from Terry McAvoy with Stephens. Your line is live.

Q: Hi, thanks. Good morning, everybody. Could you just start maybe just shed some light on Evergreen's deposit base and how you're thinking about runoff or remixing of some of the non-core and I just went to the Performance Finance website. It looks like they're offering kind of a 4.25% online product. And how much of that do you think you'd like to have stick around going forward?

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

Well, I'll tell you what. I mean, Old Second is certainly a big believer in the power of maintaining a good deposit base. I can tell you that's not going to change. I would say that in the world of discussing potential synergies in the transaction, that is obviously one. It's not difficult to acquire deposits in this business. There's a lot of work associated with it, but it's not hard to do. What is difficult when you're growing a community bank is building a solid organic asset strategy. That's hard to do.

And Darin has done an exceptionally good job at it as well as his team at Evergreen. I believe there are plenty of opportunities to gain additional quality core deposits as we go forward in the future. There's no shortage of that. Building an asset generation business that is actually sophisticated and offers exceptional returns is difficult to do. I know because we've been trying for the better part of seven years. It's no secret, our asset origination is at times uneven. This makes us better. And I think the way you should think about the funding is that we see the same thing you do, and it will be a focus going forward.

James Eccher - Chairman and CEO of Old Second Bancorp, Inc. & Old Second National Bank

Terry, all I would add is, look, in the last nine years, we've done five transactions. This is our first asset generation play since we acquired Talmer 2016. The three in between were pure deposit plays for us. So, we hear you, and we will address the funding side as we progress through the process.

Q: Perfect. And then just a couple of modeling questions. Just so I'm clear, the $10 million of fully phased-in cost savings, do you expect to hit that run rate by January 1, '26 or by the end of '26?

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

$12 million, I thought, and I would.

Q: I'm looking at Page 12 here.

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

So, we've got $12 million in cost saves identified, and I'm looking at Page 12, right there.

Q: Okay. So, 10 in 2026.

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

So, I would say that the conversion date is as said, would be in 2025. So, we would see the bulk of the cost saves fully realized in '26. There may be a couple of million here that bleed there. And there may be opportunities beyond that, but we should be largely there within the first quarter of '26.

Q: And then just one last question. It's on the last page, 21, where you're calculating the TBV dilution. You have the after-tax merger cost of $3.5 million earlier in the presentation, I believe it was $17.6 million. So, the remaining onetime deal-related costs would those be incurred after the deal closes, core conversion, et cetera.

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

Yes, probably. I mean the exact timing is a little up in the air right now, but that would seem to make sense.

Q: Okay, thanks for taking my questions.

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

Thanks, Terry.

Operator

Thank you. Our next question is coming from Chris McGratty with KBW. Your line is live.

Q: Hey, this is Andrew Leischner on for Chris McGratty. So, post deal close, you'll still be running with strong capital levels at about 12% CET1. I know you spoke about the potential for acquiring deposits, but how are you thinking about further capital deployment opportunities once you get through this merger closing integration. Thanks.

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

Yes. So, we're still in the same world, right? I mean I think we've been answering capital and capital return questions for the better part of two years. And my hope is that people understand how we think about it. The cost of carry is still low. The opportunity cost is still very high. There have been a few M&A transactions, but those that have been announced off and come with a corresponding capital raise. In my mind, what we've been doing is largely just a timing difference between when a capital raise and the nature of the capital raise and doing M&A.

Everybody seems to think there is an M&A wave coming. I don't know if that's true or not. I can tell you that balance sheet marks for the vast majority of potential would-be sellers are quite onerous. And that means the U.S. capital is king. And as we pointed out earlier that in that respect, this deal is very unique. I think that our strategy would be the same. Buyback is certainly an option. Additional M&A is certainly an option. But I would hope by now that people understand that our primary focus is earning a very strong ROTCE. And if for some reason, trends indicate we're not doing that, then capital gets returned. No change.

Q: Okay. Great. Thank you. And I see you gave the annual power sports originations in the deck, but how should we be thinking about loan growth expectations for the pro forma company post deal close?

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

Higher than we were before, which I think on our last earnings call, we said something in the low to mid-single digits is the last guidance we gave. I mean originations, as you see there, it is a short duration book. So, it requires a high level of originations to stay flat, but we do believe there is growth opportunity.

Q: Got it. Thank you. I will step back.

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

Thank you.

Operator

Thank you. Our next question is coming from Nathan Race with Piper Sandler. Your line is live.

Q: Hey guys, good morning. Thanks for taking the questions. Thinking about the pro forma charge-off outlook for the combined company. I think last quarter during the 4Q conference call, Jim, you mentioned maybe 10 to 20 basis points in charge-offs is a reasonable expectation going forward. But just curious how you guys are thinking about kind of the long-term charge-off range for the combined company going forward once Evergreen is integrated.

James Eccher - Chairman and CEO of Old Second Bancorp, Inc. & Old Second National Bank

Yes, we're still holding to that 10 to 20 basis point projection. I think for standalone Old Second, historically, Evergreen's on average, a 1% charge-off shop. I mean, so they're going to represent about 25% of our balance sheet. So, you can kind of do the math there. But underwriting discipline has been strong here. Obviously, demand ebbs and flows with how the consumer is doing. But their underwriting has not wavered over the years. So, we have strong beliefs that the historical charge-off trends that you see in the deck are going to carry forward as is in the future.

Q: Okay. That's helpful. And then just going back to the capital discussion. Brett, just to clarify, with this deal in hand are you guys consider yourself kind of on the M&A sidelines at this point as you integrate and close on this deal? Or do you think additional acquisitions are feasible over the next year or two?

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

I think that's kind of a regulatory question, to be honest. I certainly wouldn't expect to hear from us in the next couple of months. But this is a size that we're comfortable with. And I can't say no, but I can't say yes either. I feel very confident that this can be done well from an integration standpoint and very quickly, and we should be ready to go.

Q: Okay. Just one last one for me. The loan deposit ratio is going up with this deal. So just curious if you could just remind us a kind of what's your comfort ratio in terms of how high you're willing to bring up that ratio going forward?

James Eccher - Chairman and CEO of Old Second Bancorp, Inc. & Old Second National Bank

I mean, we're 82% right now, roughly stand-alone Evergreen is at 100%. So pro forma, we're at roughly 86%. We're obviously very comfortable with that. We feel we can certainly take this up to 90%, a little even higher than that.

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

Yes. I don't get nervous until 95%. So, there's plenty of room. I'd like the mix to be a little better at some point.

Q: Okay, that is really helpful. I appreciate all the color. Thanks guys and congrats on the deal.

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

Thank you, Nate.

Operator

Thank you. [Operator Instructions]. Our next question is coming from David Long with Raymond James. Your line is live.

Q: Good morning, guys.

James Eccher - Chairman and CEO of Old Second Bancorp, Inc. & Old Second National Bank

Hi, Dave.

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

Q: In your prepared comments, I think the comment was made that this was viewed as your best use of your excess capital right now. Can you talk about maybe what finished second and third on the list? Or what are the other uses of capital that may have been close to leading to a transaction of some sort.

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

Are you looking for a ticker, Dave? Is that what you're asking?

Q: Not necessarily. If it's M&A, then, hey, it was other banks you're talking to, then that's fine.

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

So, I mean, you've heard us say on the last couple of calls that there's been a lot of discussion activity. I do think discussions are robust right now and probably your friendly neighborhood investment banker would tell you the same. It's a difficult environment for a number of people that have balance sheet structured in a certain way. So, when there are difficult environments, there are opportunities. I am excited about this deal for one reason only, the amount of capital it takes to do it is relatively small. The marks are not onerous, yet the balance sheet impact is quite profound.

The ability to raise asset sensitivity to earn more money doing so and to not take duration associated with it is exceptional. That is a terrific capital investment opportunity right now. Given that I said in the last call that I believe risk were relatively balanced between higher and lower interest rates. So being more balanced is a pretty good thing. So that's very exciting to me. In that sense, I love this transaction. But a big part of why I like it so much is because I spent a lot of time with Darin. And he and his team are very good managers and very good people, and they run a good business.

And when you're trying to build a top-performing community bank, finding good management is difficult to do. And they add something. They make us better, which is great. So, in that sense, it is a terrific use of capital. Is that always true in M&A? Most certainly is not. So that's why, I guess those comments were written that way.

Q: Got it. Well, it looks like a great transaction for you and the team, so congratulations.

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

Yes, we certainly think so.

Operator

Thank you. We have a question from Brian Martin with Janney. Your line is live.

Q: Hey, good morning, guys. Congratulations.

James Eccher - Chairman and CEO of Old Second Bancorp, Inc. & Old Second National Bank

Thank you.

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

Good morning, Brian. Thank you.

Q: Brad, just on the use of capital back there for a moment. Just on the buyback, given the announcement of the transaction, if you were to consider the buyback, how quickly could you get back into that if you opted to do that?

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

48 hours from today.

Q: Okay. So, you could be doing it before the transaction closes, without an issue here in the next couple of quarters.

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

I mean I haven't had a lawyer opine on that. So, I reserve consulting legal judgment. But I can't think of any reason why we couldn't.

Q: Okay. Would you expect to be active in the short term given you've kind of indicated that at least you're off the market in terms of M&A likely for the short term until you get this closed, but on the buyback, is that likely.

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

No, the same dynamic and constraints that we talked about in prior calls that are still in play.

Q: Got you. Okay. And then just on maybe Jim or your comments just on the potential down the road for additional M&A Jim, you made the comment about maybe addressing the kind of the deposit side. And your comment on this transaction being more the asset generator side, would your expectations be in the future that your preference would be to find more asset generators like this deal? Or is it sounds like there's a higher likelihood of the deposit side transactions given the marketplace. But just kind of your interest in future M&As.

James Eccher - Chairman and CEO of Old Second Bancorp, Inc. & Old Second National Bank

By and large, we are always interested in quality deposit franchises. That will never change. That's who we are fundamentally as a company. Obviously, growing assets organically with our teams is preferred. It's been as Brad said, it's been a little bit uneven, the last few years. We've had some great years with organic growth and some slower ones. Last year, we found the yield curve such that putting assets on it at a reasonable return didn’t make a lot of sense. So, M&A made more sense over the near term. But we will continually look for good deposit opportunities and this opportunity at Evergreen was unique, and we feel the diversification gives us is something we didn't have. We really did not have a meaningful consumer lending vertical.

On a pro forma basis, this takes our consumer lending concentration to about 20%. I like that a lot. And further reduces concentration in other buckets. So, I think our M&A strategy will continue to be the same. We'll be opportunistic and take what the market gets us.

Q: Got you. And that was the other thing, Jim, just in terms of the diversity, the 20%, I guess is that where you're comfortable, do you expect it to kind of maintain around that 20%? Would you like it to go higher? Kind of where should we expect that as you get things integrated and they're contributing a bit more?

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

Yes. I mean, I think we could probably take that up a little higher, 20% to 25% is probably a good number. If you look at the slide, it shows what the portfolio is going to look like on a pro forma basis. I kind of like what looks away less now, but we certainly have room to grow in this business.

Q: Got you. Okay. And then just the last one for me. Brad, did I hear you say that in the first year of the transaction, I guess Evergreen will be a bit less profitable than they are currently? And if I did, just what's driving that? Or just what's the short-term headwind there?

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

No, I believe that Evergreen will be substantially more profitable on a stand-alone basis in '25 than they were in '24, and it's driven by -- so basically, they write five-year paper with a roughly three-year effective duration. And what you see running off right now is the stuff that was at the 0-rate trough coming out of COVID. So, we're saying goodbye to 6.5% loans and new loan origination is roughly 9.5%. So that's what driving profitability improvement.

Q: Yes, got you. Okay. Thanks for that. I appreciate it. Thanks guys

Bradley Adams - EVP, Chief Operating & Chief Financial Officer, Old Second Bancorp, Inc.

All right. Thank you.

James Eccher - Chairman and CEO of Old Second Bancorp, Inc. & Old Second National Bank

Thanks, Brian.

Operator

Thank you. As we have no further questions on the line, I'd like to hand it back over to Mr. Eccher for any closing remarks.

James Eccher - Chairman and CEO of Old Second Bancorp, Inc. & Old Second National Bank

Okay. I appreciate everyone's interest in our company and your active participation on the call this morning. Have a great day.

Operator

Thank you, ladies and gentlemen. This does conclude today's call, and you may disconnect your lines at this time, and we thank you for your participation.

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Cautionary Note Regarding Forward-Looking Statements

Statements included in this presentation, which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Examples of forward-looking statements include, but are not limited to, statements regarding the outlook and expectations of Old Second and Bancorp Financial with respect to their planned merger, the anticipated strategic and financial benefits of the merger including the expected impact of the transaction on the combined company’s scale, deposit franchise, growth and future financial performance (including, but not limited to, anticipated accretion to earnings per share and other operating and return metrics, including impacts on return on average assets (“ROAA”), return on average equity, and return on average tangible common equity (“ROATCE”)), key merger assumptions, and the timing of the closing of the proposed merger.  Words such as “may,” “anticipate,” “plan,” “estimate,” “expect,” “believe,” “project,” “assume,” “approximately,” “continue,” “should,” “could,” “will,” “poised,” “focused,” “targeted,” “opportunity,” “plans” and variations of such words and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following:

●	the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);
●	the failure of Bancorp Financial to obtain stockholder approval, or the failure of either company to satisfy any of the other closing conditions to the transaction on a timely basis or at all;
●	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;
●	the possibility that the anticipated benefits of the transaction, including anticipated cost savings and strategic gains, are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy, competitive factors in the areas where Old Second and Bancorp Financial do business, or as a result of other unexpected factors or events;
●	the impact of purchase accounting with respect to the transaction, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;

●	diversion of management’s attention from ongoing business operations and opportunities;
●	reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction;
●	potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction;
●	the outcome of any legal proceedings that may be instituted against Old Second or Bancorp Financial;
●	the integration of the businesses and operations of Old Second and Bancorp Financial, which may take longer than anticipated or be more costly than anticipated or have unanticipated adverse results relating to Old Second’s and Bancorp Financial’s existing businesses;
●	business disruptions following the merger; and
●	other factors that may affect future results of Old Second and Bancorp Financial including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; changes in general economic conditions; the impact, extent and timing of technological changes; capital management activities; and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results. Old Second disclaims any obligation to update or revise any forward-looking statements contained in this presentation, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.  Additional factors that could cause results to differ materially from those described above can be found in Old Second’s Annual Report on Form 10-K for the year ended December 31, 2023, which is on file with the SEC and available on Old Second’s investor relations website, https://investors.oldsecond.com, under the heading “SEC Filings,” and in other documents Old Second files with the SEC.

Additional Information About the Merger and Where to Find It

This communication is being made in respect of the proposed merger transaction between Old Second and Bancorp Financial. In connection with the proposed merger, Old Second will file with the SEC a Registration Statement on Form S-4 that will include the Proxy Statement of Bancorp Financial and a Prospectus of Old Second, as well as other relevant documents regarding the proposed transaction. A definitive Proxy Statement/Prospectus will also be sent to Bancorp Financial stockholders seeking the required stockholder approval of the transaction.

INVESTORS AND STOCKHOLDERS OF BANCORP FINANCIAL ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

A free copy of the Proxy Statement/Prospectus (when it becomes available), as well as other filings containing information about Old Second, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Old Second by accessing Old Second’s investor relations website, https://investors.oldsecond.com, under the heading “SEC Filings” or by directing a request to Old Second Shareholder Relations Manager, Shirley Cantrell, at Old Second Bancorp, Inc., 37 S. River St., Aurora, Illinois 60507, by calling 630-906-2303 or by sending an e-mail to scantrell@oldsecond.com.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Old Second and Bancorp Financial and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Bancorp Financial’s stockholders in connection with the proposed merger. Information regarding Old Second’s directors and executive officers is contained in Old Second’s definitive proxy statement on Schedule 14A, dated April 19, 2024 and in certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction will be included in the Proxy Statement/Prospectus regarding the proposed merger when it becomes available. Free copies of these documents may be obtained as described in the preceding section.